Exhibit 3

This Exhibit 3 sets forth information with respect to each purchase and sale of shares of Common Stock which was effectuated by a Reporting Person during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

	Number of Shares Purchased	Price per Share
Date of Transaction	(Sold)	($)
3/3/2025	(5,424)	44.8206
4/9/2025	(9,213)	42.0442
4/11/2025	(2,100)	42.0007
5/8/2025	(25,000)	45.9017
5/9/2025	(36,773)	46.2880
5/12/2025	(25,000)	47.6572
5/13/2025	(48,603)	48.7991
5/14/2025	(11,760)	49.0062
5/15/2025	(25,000)	49.0649
5/16/2025	(1,720)	49.5371
5/16/2025	(300,000)	45.0000[1]

1 Exercise of 2,000 call options written on March 19th, and 1,000 call options written on April 2nd, which aggregates to 300,000 underlying Shares, which were exercised pursuant to their terms on May 16th.